CONSENT OF SIMON WALSH

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F (the “Form 40-F”) being filed by Kirkland Lake Gold Ltd. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “Technical Report and Preliminary Economic Assessment of the Maud Creek Gold Project, Northern Territory, Australia dated May 16, 2016” (the “Technical Report”) and (2) the technical report entitled “Amended Technical Report and Preliminary Economic Assessment of the Maud Creek Gold Project, Northern Territory, Australia dated May 18, 2016 (the “Amended and Restated Technical Report”).

The undersigned further consents to the filing of the Technical Report and the Amended and Restated Technical Report into the Form 40-F.

/s/ Simon Walsh
Name: Simon Walsh, BSc, MBA Hons,
MAusIMM (CP), GAICD
Title Associate Principal Consultant, SRK
Consulting (Australia) Pty Ltd

Date: August 4, 2017